Bruce A. Rich Counsel • Direct Dial: 212-238-8895 E-mail: rich@clm.com

February 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attn: Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

Re:	Caprius, Inc. Schedule 13E-3 filed December 22, 2010 File No. 5-35271 Schedule 14A filed December 22, 2010 File No. 0-11914

Gentlemen:

We are writing on behalf of Caprius, Inc. (“Caprius” or the “Company”) in response to the Staff’s comment letter dated January 14, 2011 (the “Comment Letter”) relating to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement (the “Proxy Statement”).  Concurrently with the submission of this response letter to the Comment Letter, on behalf of the Company, we are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”) and Amendment No. 1 to Schedule 13E-3 by EDGAR with the SEC.

We appreciate the Staff’s review of, and comments to, the Amended Proxy Statement and Schedule 13E-3.  For convenience in your review, set forth below are the Staff’s numbered comments in the Comment Letter and the Company’s responses thereto.

Schedule 13E-3

General

1.
We note the disclosure under Items 3, 4(e) and 8(c) of the Schedule 13E-3.  Please note that the Schedule 13E-3 must incorporate by reference the information contained in the proxy statement in answer to the items of Schedule 13E-3.  Refer to General Instruction G of Schedule 13E-3.  Please revise so that the information under each item appears in the proxy statement and is incorporated by reference in the Schedule 13E-3.

The text portions that had been included in those Items in the initial Schedule 13E-3 were deleted.  We left in the 13E-3 references to where those deleted text portions appear in the proxy statement, and those portions of the proxy statement are specifically incorporated by reference in the 13E-3.

2.
We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party takes responsibility for the accuracy of any information not supplied by such filing party.  As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing.  Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Appropriate revisions were made in the Schedule 13E-3 to remove any apparent disclaimers of liability by the filing persons with respect to information filed on behalf of other filing persons.

3.	Please remove the disclosure disclaiming the “affiliate” status of the filing persons. The identification of a filing person on the Schedule 13E-3 renders such a disclaimer inappropriate.

The disclosures about “affiliate” status were deleted.

Schedule 14A

General

4.	Please revise to fill-in the blanks throughout your document concerning outstanding share and beneficial ownership information.

We filled in the blanks to show what we believe will be the outstanding share and beneficial ownership as of the record date.  It is noted that the Company has no current plans to issue any securities and does not anticipate the exercise of any options or warrants other than the Vintage Warrant.  The effect of the exercise of the Vintage Warrant is factored into the ownership table and in the other references in the proxy statement to stock ownership and votes required for the Merger.  The record date will be fixed by the Board promptly after there being no further comments from the SEC staff.

Summary, page 10

The Merger Agreement…, page 10

5.	Please revise your reference, here and on pages 13 and 54, to obtaining “clearance” from the staff of the SEC.

We deleted the word “clearance” on those pages.  The text was changed to refer to the filing of requisite proxy material as a condition to the Merger.

Recommendation of the Caprius Board, page 12

6.	Please revise to include the fairness determination by each of the Caprius board, Vintage, Merger Sub, Mr. Fred Sands, the Children’s Trust and the Family Trust in the summary.

Information has been added regarding the fairness determination by the above-named persons or entities.

Financing, page 12

7.
We note that the Vintage Group has sufficient funds necessary to consummate the merger.  Please state the specific source of funds, quantify the amount required to purchase the maximum number of securities, and if any part of the funds is expected to be borrowed, then a summary of each loan agreement.  Refer to Item 1007 of Regulation M-A.

Information has been added that Vintage has cash on hand equal to the amount need to fund the acquisition of all the shares of the unaffiliated holders.  No reference was made to borrowed funds as Vintage has no plans to borrow funds in connection with its obligations under the Merger transaction.

Required Vote, page 15

8.
Please revise to estimate the number of votes required on an as-converted basis to approve the merger.  In addition, noting that the Vintage Group holds 40% of the vote on an as-converted basis, estimate the number of votes required from unaffiliated shareholders.

Information has been given as to the number of votes necessary to approve the Merger, the number of votes to be cast by Vintage and the number of votes needed from the remaining stockholders to approve the Merger.  Similar information has been provided elsewhere in proxy statement, see page 10 in the Q&A.

Background of the Merger, page 22

9.
Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13E-3 transaction, whether oral or written, is a separate report that required a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A.  This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Hempstead or KPMG Corporate Finance during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A that you have not already filed as exhibits.  Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

We were advised that the only report or presentation, whether written or oral, presented by Hempstead, KPMG Corporate Finance or counsel to the Special Committee, was the power point presentation which was filed as Exhibit (c)(2)to the initial Schedule 13E-3.

Recommendation of the Board of Directors, page 26

10.	Please revise the discussion of factors to separately present the positive factors followed by the negative factors.

The factors considered by the Caprius Board in discussing a recommendation to the Merger Agreement are separated between factors considered positive to the Caprius stockholders and those considered negative to those holders.

Certain Effects of the Merger, page 35

11.
Please revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

We added a reference to the Company’s net operating loss carry forward, the probable effect of the merger as a “change of control” transaction limiting future use of the NOL carry forward, and the information from Vintage that the NOL carry forward was not a factor considered by Vintage in proposing and negotiating the transaction.

Purpose and Reasons of the Vintage Group for the Merger, page 35

12.
We note that in slide 15 of the Presentation by Hempstead dated November 10, 2010, the financial advisor noted that Vintage’s “investment to date in Caprius would be wasted if key IP expires in a bankruptcy.”  Please revise to address whether this was a reason for Vintage to structure the transaction as a merger.

We were advised the “key IP” in the clause you cite was referring to the federal, state and foreign permits and licenses held by Caprius for various aspects of its Sterimed system and the operation of the system in the licensed jurisdictions.  This point was added to the disclosure.

13.
Please revise to address the alternatives of bankruptcy, foreclosure and the sale of Caprius’ intellectual property, and any other alternatives considered by the issuer and each filing person and the reasons for rejecting each alternative.  Refer to Item 1013(b) of Regulation M-A.

We believe that this comment is similar to Comment no. 12 with respect to Caprius’ intellectual property, which comment has been responded to as provided above.

Position of the Vintage Group…, page 36

14.
We note that in the second paragraph; you state the fairness determination by Vintage; please revise to include the fairness determination and a discussion of the factors considered for each filing person, including Merger Sub, Mr. Fred Sands, the Children’s Trust and the Family Trust.

The disclosure was revised to state the nature of the fairness determination by those filing persons.

15.
Please revise to state whether Vintage expressly adopts the board’s and Hempstead’s conclusion and analysis to fulfill this disclosure obligation.  Refer to Item 1014(b) and Instruction 2 to Item 1014 of Regulation M-A and Q&A 20 in SEC Release No. 34-17719 (April 13, 1981).

This comment was complied with as part of the revisions made in response to Comment no. 14.

Material United States Federal Income Tax Consequences, page 41

16.	Please revise to describe the tax effects on the issuer and each filing person. Refer to Item 1013(d) of Regulation M-A.

We added to the text that the described federal tax effects of the Merger transaction on the unaffiliated stockholders would not apply to Caprius or the other filing persons, and referred to other tax effects on such parties.

Merger Agreement, page 49

17.
We note your statement that the merger agreement and the summary are not intended to provide any factual information about Caprius.  Please revise to remove any potential implication that the referenced merger agreement summary do not constitute public disclosure under the federal securities laws.  For example, you may omit the statement or revise to state that the merger agreement should be read in conjunction with the disclosures in the merger parties’ filings with the SEC incorporated by reference into this proxy statement.

The disclosure was revised based upon this Comment.

Market Information, page 61

18.	In the table of recent bid quotation, please revise to include stock price information for December 31, 2010 and each month since then.

The stock price information is being presented on a monthly basis for the current fiscal quarter.  The January 2011 price information was added.

Securities Ownership of Certain Beneficial Owners, page 63

19.	Please update this information as of a more recent date and include ownership information after the Merger.

The beneficial ownership information was updated and completed as of what is expected on February 28, 2011 and also the record date.  As mentioned in response to Comment No. 4, Caprius does not anticipate there will be any changes in the beneficial ownership by the persons as listed in the table through the record date, other than perhaps for Knight Equity Partners, which has no affiliation with Caprius other than as a stockholder.

After the Merger is completed, Vintage will be the sole stockholder of Caprius.  Vintage intends to have Caprius adopt a stock option program.  As disclosed in the proxy statement, as part of his amended employment agreement, Mr. Morgan will be granted options to purchase up to 5% of the then outstanding Caprius common stock.

Should you have any questions about the Amendments to the Proxy Statement or to the Schedule 13E-3, or the information in this letter, please contact the undersigned at 212.238.8895.

Sincerely,

/s/ Bruce A. Rich

Bruce A. Rich,
Counsel

cc.   Dwight Morgan
BAR:df